FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                  March, 2004



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         An announcement for resolutions passed at the fifth meeting of the fourth session of the board of directors, an announcement for resolutions passed at the fourth meeting of the fourth session of the supervisory committee and an announcement on 2003 results, made on March 16, 2004, in English by Huaneng Power International Inc.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                                                                  Exhibit 99.1
                               [GRAPHIC OMITTED

                  (a Sino-foreign joint stock limited company
                incorporated in the People's Republic of China)

                    ANNOUNCEMENT FOR RESOLUTIONS PASSED AT
                    THE FIFTH MEETING OF THE FOURTH SESSION
                           OF THE BOARD OF DIRECTORS

This announcement is made pursuant to paragraph 2(2) of the Listing Agreement between Huaneng Power International, Inc. (the "Company") and The Stock Exchange of Hong Kong Limited.

On 16th March 2004, the Board of Directors ("the Board") of the Company convened the fifth meeting of the Fourth Session of the Board at the Company's head office at 2C, Fuxingmennan Street, Xicheng District, Beijing. Twelve Directors were eligible to attend the meeting. The attendants of the meeting included twelve Directors, either in person or by proxy, the Secretary of the Board, the Supervisors and other senior management of the Company. The convening of this meeting has complied with the Companies Law of the People's Republic of China and the articles of association of the Company. Mr Li Xiaopeng, Chairman of the Company, presided over the meeting. The following resolutions were considered and approved at the meeting:-

1.    The working report from the Board of Directors of the Company for year
      2003.

2.    The working report from the President of the Company for year 2003.

3.    The audited financial statements of the Company for year 2003.

4.    The profit distribution plan of the Company for year 2003.

      Having been audited by PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. and PricewaterhouseCoopers, the Company's net profit under the PRC GAAP, International Financial Reporting Standards and US GAAP were Rmb5,457,142,551, Rmb5,430,407,607 and Rmb5,470,041,000 respectively.
      10% and 7.5% of the net profit for year 2003 of the Company under the PRC GAAP (Rmb5,457,142,551) should be appropriated to the statutory surplus reserve fund and the statutory public welfare fund respectively, amounting to a total of Rmb954,999,946. No appropriation will be made to discretionary surplus reserve fund. According to the articles of association of the Company, dividends for distribution by the Company will be based on the lowest of the amounts determined in accordance with the aforesaid standards. The amount of the profit attributable to shareholders was RMB4,475,407,661. As at 31st December 2003, the accumulated profit attributable to shareholders was RMB10,967,358,000. The distribution of profit for year 2003 by the Company should be based on the total issued share capital of 6,027,671,200 shares of the Company, and the Company would make a distribution of cash dividends to all shareholders on the basis of Rmb5 (including tax) together with five bonus shares for each 10 shares of the Company. It is estimated that the total amount of dividends and bonus shares to be paid from the profit attributable to shareholders as at 31st December 2003 would be Rmb6,027,671,200. The remaining Rmb4,939,686,800 would be reserved for future distribution.

5. The proposal regarding issue of new shares by conversion of the additional paid-in capital and the surplus reserve fund.

      As at 31st December 2003, the Company's additional paid-in capital and surplus reserve fund under the PRC GAAP were RMB10,403,229,361 and 4,374,668,188 respectively. On the basis that the Company's total issued share capital being 6,027,671,200 shares as at the year end of 2003, the Company will issue additional new shares on the basis of five new shares for every 10 existing ordinary shares to its shareholders by conversion of reserve fund (three of which from additional paid-in capital and two from surplus reserve fund).

6.    The Company's 2003 annual report and its extract.

7.    The proposal regarding the re-appointment of the Company's auditors.

      It was resolved to appoint PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd as the PRC auditors of the Company and PricewaterhouseCoopers as the Company's international auditors for 2004 with a total remuneration of US$1.58 million.

8. The proposal regarding the adjustment of the remuneration of independent directors

      (1) During the term of service, the Company shall pay to each independent director an annual allowance of Rmb60,000 (tax exclusive) by two instalments.

      (2) The Company shall reimburse to the independent directors all their expenses (including travelling expenses and administrative expenses) reasonably incurred by them for the purpose of attending the meetings of board of directors and shareholders meetings and performing their duties as required by the relevant laws and under the Company's articles of association.

      (3) Save and except for the above, the Company shall not provide any other benefits to the independent directors.

9. Proposal regarding amendments of the articles of association of the Company

      Details will be disclosed in the notice of annual general meeting of the Company to be despatched later and be available in the website of Shanghai Stock Exchange (www.sse.com.cn).

10. "Management Measures for Approving Audit services by the Audit Committee of Huaneng Power International, Inc."

11. Proposal regarding the convening the Company's annual general meeting for 2003

      Items 1, 3, 4, 5, 7, 8 and 9 of the above resolutions have to be tabled for approval by the general meeting of the Company. The Company is prepared to convene annual general meeting for 2003 and will issue notice of annual general meeting containing the relevant timing, venue, agenda of the meeting and the details of the proposed resolutions.

                                                         By Order of the Board
                                                              Li Xiaopeng
                                                                Chairman

Beijing, the
PRC 16th March
2004


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                                                              Exhibit 99.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                               [GRAPHIC OMITTED]

                  (a Sino-foreign joint stock limited company
                incorporated in the People's Republic of China)
                    ANNOUNCEMENT FOR RESOLUTIONS PASSED AT
                   THE FOURTH MEETING OF THE FOURTH SESSION
                         OF THE SUPERVISORY COMMITTEE

This announcement is made pursuant to paragraph 2(2) of the Listing Agreement between Huaneng Power International, Inc. (the "Company") and The Stock Exchange of Hong Kong Limited.

On 16th March 2004, the fourth meeting of the Fourth Session of the Supervisory Committee of the Company was convened at the Company's head office at 2C, Fuxingmennan Street, Xicheng District, Beijing. Seven Supervisors were eligible to attend the meeting. A total of seven Supervisors attended the meeting in person. The convening of this meeting complied with the Companies Law of the People's Republic of China and the articles of association of the Company. Mr Wei Yunpeng, the Chairman of the Supervisory Committee, presided over the meeting. The following resolutions were considered and approved at the meeting:

1.    The audited financial statements of the Company for year 2003.

2.    The profit distribution plan of the Company for year 2003.

3.    The proposal of capitalization of reserve fund.

4.    The Company's annual report for year 2003 and its extract.

5.    The working report from the Supervisory Committee for year 2003.

The Supervisory Committee was of the view that:

 1. In 2003, the operation of the Company was in strict compliance with the Companies Law of the People's Republic of China, the Company's articles of association and other relevant laws and regulations. In performing their duties, the Directors and the senior management of the Company have not contravened any relevant laws and regulations of the People's Republic of China and the Company's articles of association and have not done any act which has caused any damage to the interests of the Company.

2. The connected transactions of the Company were fair and reasonable and under no circumstance, such transactions were detrimental to the interests of the Company and its shareholders.

The above resolutions were considered and approved on 16th March 2004 in Beijing.

                                                    Supervisory Committee
                                                              of
                                              Huaneng Power International, Inc.

Beijing, the PRC
16th March 2004

                                                               Exhibit 99.3


                               [GRAPHIC OMITTED]

          (a Sino-foreign joint stock limited company incorporated in the People's Republic of China)


                       Announcement of Results for 2003


-------------------------------------------------------------------------------

  Power generation:                               90.91 billion kWh

  Consolidated net operating revenue:             Rmb23.388 billion

  Net profit:                                     Rmb5.430 billion

  Earnings per share:                             Rmb0.90

  Dividends declared:                             Rmb0.50 per share

                                                  Bonus issue of shares on the
                                                  basis of 5 bonus shares for
                                                  every 10 existing ordinary
                                                  shares

  Conversion of reserve                           5 new shares for every 10
  fund into share capital:                        existing ordinary shares

-------------------------------------------------------------------------------

SUMMARY OF OPERATING RESULTS

The Board of Directors of Huaneng Power International, Inc. (the "Company") is pleased to announce the audited operating results of the Company and its subsidiaries for the year ended 31st December 2003 (the "Accounting Year" or the "Year").

For the twelve months ended 31st December 2003, the Company recorded net operating revenues of Rmb23.388 billion, representing an increase of 26.60% over 2002 and a net profit of Rmb5.430 billion, representing an increase of 38.50% over 2002. Basic earnings per share was Rmb0.90, representing an increase of Rmb0.25 over the preceding year. The Board of Directors was very satisfied with the operating results of the Year.

The Company's Board of Directors proposed to declare dividend consisting of both cash and the Company's shares to its shareholders. Under the proposed dividend and capital conversion plan, every 10 existing ordinary shares of the Company will be entitled to receiving RMB5.00 in cash and 10 ordinary shares of the Company.

Details of the operating results are set out in the financial information attached.

BUSINESS REVIEW OF YEAR 2003

Year 2003 was a year full of challenges and opportunities. The steady growth of China's economy boosted power demand, the nation's power demand increased by 15.4% and more than 20 provinces experienced power shortage. During the Year, the Company continued to strengthen its management, enlarge market shares, control costs and enhance efficiency by focusing on economic benefits and on the basis of safe operation, with a view to optimising shareholders' interests. The management and all staff of the Company and its subsidiaries have seized the favourable opportunity of the market upturn and accomplished various tasks exceeding annual targets.

 1.   STEADY GROWTH OF OPERATING RESULTS

      For the twelve months ended 31st December 2003, the Company recorded net operating revenues of Rmb23.388 billion and a net profit of Rmb5.430 billion, representing increases of 26.60% and 38.50%, respectively, as compared to the same period of 2002. Earnings per share was Rmb0.90, representing an increase of Rmb0.25 over the same period of 2002.

      The steady growth in the operating results of the Company was, on the one hand, attributable to the contribution from increased power generation of the power plants originally owned by the Company. On the other hand, the impact of project development and asset acquisition also made significant contribution to the growth of the Company's operating results for year 2003. At the same time, facing an increasingly competitive power market, and in view of the twofold pressure of escalating fuel prices and decreasing power tariffs, the Company and its subsidiaries enlarged market shares, reinforced the sales strength of the power market, enhanced internal management and strengthened cost control. Despite the increase of standard coal price by 2.89%, the average unit fuel cost for power sold increased only 2.28% over the previous year.

      As at the end of 2003, net asset per share of the Company was Rmb5.63, representing an increase of 11.05% when compared to 2002.

 2.   SAFE AND STABLE POWER GENERATION

      In 2003, the operating power plants of the Company and its subsidiaries achieved power generation totalling 90.91 billion kWh on a consolidated basis (including the power generation from Yushe Power Plant and Xindian Power Plant in November and December), representing an increase of 27.3% over the same period of the previous year. The growth in power generation of the Company in 2003 laid the foundation for the good operating results.

      The growth in the Company's power generation was due to the increased power demand driven by the rapid and steady economic growth of the country. On the other hand, the increase in power generation was attributable to the whole-year power generation contribution from the two generating units at Dezhou Power Plant Phase III which commenced operation in 2002, the power generation contribution from the commercial operation of two generating units at Shandong Jining Power Plant, together with the contribution of the two months power generation from the newly acquired Yushe Power Plant and Xindian Power Plant, thus significantly increasing the power generation capacity of the Company. At the same time, the rationalised scheduling of the planned maintenance of the generating units also created favourable conditions for the increased power generation of the Company.

      In 2003, the average availability factor of the power plants of the Company and its subsidiaries was 92.15%, with an average capacity factor of 68.06% while the average coal consumption rates for power sold and for power generated were 335.12 gram/kWh and 318.23 gram/kWh, respectively. The average house consumption rate was 4.76%. The Company's technical and economic indices remained at the forefront among all other power companies in the PRC.

      In 2003, the Company's power plants in Shanghai, Liaoning and Jiangsu participated in the pilot scheme of power pooling in their respective regions. The power generation subject to power pooling is 5.159 billion kWh, accounting for 5.98% of the total power sale in the year. Power pooling not only increased the market share of the Company in local regions, but also increased the marginal profit of the Company.

      Moreover, taking into account the oil price increase and for the purpose of controlling generation costs, the Company decided to shut down the two 100MW oil-fired generating units at Xindian Power Plant Phase I, which have been in operation for 30 years and is making losses currently. The generation capacity at Xindian Power Plant Phase I (on an equity basis) was reduced from 650MW to 450MW.

 3.   BREAKTHROUGHS IN ASSET OPERATION

      (1) Through tendering, the Company has acquired 25% interest in Shenzhen Energy Group Co. Ltd. ("SEG") after the latter's increase in share capital, enhancing the Company's market share in Guangdong region, a rapidly-growing market for power demand. The acquisition was effective on 22nd April 2003.

      (2) In 2003, the Company acquired 55% equity interest in the registered capital of Qinbei Power Plant, 60% equity interest in the registered capital of Yushe Power Plant, and all the assets and liabilities of Xindian Power Plant from China Huaneng Group. The acquisitions were effective on 27th October 2003, thereby increasing the generation capacity of the Company on an equity basis by 770MW, and the generation capacity under construction on an equity basis by 1,020MW. These have enhanced the competitiveness of the Company in Central China and also contributed to the growth of the Company's annual results.

 4.   ACHIEVEMENTS IN PROJECT CONSTRUCTION

      (1) Owing to the Company's careful organisation and various parties' efforts, generating units 5 and 6 at Jining Power Plant expansion project (using Cycled Fluidised Bed Combustion Boilers) commenced commercial operation in July and August 2003 respectively, thereby making contribution to the growth in power generation of the Company.

      (2) Construction works of Huaiyin Power Plant Phase II project (2x330MW coal-fired generating units) and the project of one 600 MW coal-fired generating unit at Shantou Power Plant Phase II have commenced, with works quality and investment costs under effective control and works being carried out on schedule.

      (3) Construction works of two 600MW coal-fired generating units at Qinbei Power Plant Phase I and two 300MW coal-fired generating units at Yushe Power Plant Phase II have been progressing smoothly, and it is estimated that the plants will be put into full operation in 2004 and 2005 respectively.

 5.   A NEW CHAPTER OF SUSTAINABLE DEVELOPMENT

      The feasibility study report on the project of two 1,000MW ultra supercritical coal-fired generating units, which is the first case in China, at Huaneng Yuhuan Power Plant Phase I has been approved by the relevant government authorities. Project proposals in relation to the construction of Taicang Power Plant Phase II (2x600MW coal-fired generating units), Shanghai Gas-fired Power Plant (3x300MW-class Combined-Cycle-Gas-Turbine generating units) and Jinling Gas-fired Power Plant (3x300MW-class Combined-Cycle-Gas-Turbine generating units) have obtained approvals from the State Council. The Company will actively push forward the progress of the proposed projects in accordance with commercially viable principles.

PROSPECTS FOR 2004

Year 2004 is also a year of full of challenges and opportunities. In respect of power generation, the demand will continue to increase with substantial growth. On the one hand, this provides the Company with a favourable condition to generate more generation, thus creating more profits. On the other hand, the consistently heavy loading of the generating units will create pressure on safety and stability of the operation. As one of the challenges we encounter this year, we will ensure a safe operation of our generating units and facilities, thus achieving a safe production.

Another challenge we face is related to coal supply. For a number of reasons, coal has been in rather short supply since the second half of last year and coal prices rose. The Company adopted a series of measures to ensure a sufficient supply of coal. The Company believes that under the government's guidance, suppliers and customers will co-operate with each other, thus ensuring a healthy coal market for the power industry.

In respect of development projects, economic growth and rising people's living standards provide more room for market development, which on the one hand gives better opportunity to the Company for rapid expansion, and on the other hand imposes heavy pressure upon project management due to the large-scale power plant construction. Ensuring the construction projects to be completed on schedule and with high quality and controlling the construction costs are also a challenge for the coming year.

As China's power industry continues to evolve, it is only natural that the Company will encounter competition and challenges. As an independent power producer that entered the power market at an early stage, the Company possesses competitive advantages and accumulated experience and is fully capable of overcoming these difficulties and gradually winning development opportunities in a regulated competitive market. Our advantages include: advanced and highly efficient power generation equipment and technology; regulated and outstanding management and an experienced management team; abundant capital and solid reputation; economies of scale and geographical advantage on the distribution of power plants; and strong support from its parent company. Given these advantages, the Company will develop far and beyond amidst competition, capture more market share and seize more opportunities in asset acquisition as a result of the power industry's re-structuring and from its parent company. The Company has full confidence to maintain its leadership position among independent power producers in China. The Company will focus on the following objectives in 2004:

      (1) To ensure safe and operating stability of the Company's power plants, and the achievement of their annual power generation plans; and on this basis, to analyse and formulate effective market strategies with respect to power market and power pooling, and to enlarge our power market shares;

      (2) To undertake stringent control of operating costs and other costs, in particular fuel costs and construction costs;

      (3) To actively develop the proposed projects and push forward the work for the power plants under construction, with a view to expanding the Company's operating scale and enhancing its business strength; and

      (4) To actively seek new opportunities in order to assure continuous growth of the Company's profits and shareholders' interests.

The Company will continue to pursue a maximization of shareholders' interests as its operating objectives and goals. Given the steady and stable economic growth in China, the good opportunities provided by the power reform, the strong support from government of all levels and its parent company, and especially the support and trust from investors and shareholder, the Company will for sure be able to continue its healthy and steady growth under the efficient and experienced management team, bringing long-term and stable growth of return to the shareholders.

OPERATING RESULTS

Comparison of the operating results between the year 2003 and the year 2002.

SUMMARY

In 2003, the Company has achieved very good operating results.

In 2003, the electricity sale of the Company and its subsidiaries reached
86.242 billion kWh, increased by 28.08% from the 67.332 billion kWh of last year. Accordingly, net operating revenue, net profit and earnings per share increased considerably when compared with that of 2002. Board of Directors of the Company was satisfied with the operating results of the year 2003.

The Company's good performance is mainly attributed to the rapid development of the national economy and concerted efforts of all the staff of the Company.

In 2003, the rapid development of the national economy has resulted in a strong demand for electricity. The growth rate of the production and consumption of electricity exceeded that of the GDP. In the peak seasons, such as in the hot summer days when urban residents had higher demand for electricity supply, and in the arid winter days when hydro power generation decreased significantly, there was a serious shortage of electricity supply in some regions of the country, especially in the comparatively developed south-eastern coastal areas. The local government called on people to save electricity, and part of users had to pause electricity consumption or was restricted in electricity consumption. The local government took measures to ensure and faster the production of the power-generation enterprises, and to limit the electricity consumption of high power-consuming enterprises in order to ensure the supply to residential end-consumers and key users such as hospitals.

The Company and its subsidiaries face a prosperous environment as the power output and the operating hours of the domestic thermal power plants had increased significantly in 2003, due to the strong demand for electricity caused by: the rapid development of the national economy; the significant increase of the consumption of high power-consuming enterprises; and the arid atmosphere in certain areas.

The Company and its subsidiaries accomplished and exceeded the annual production and sale plan despite of the SARS conditions, urgent conditions of coal transportation and the rare high temperature in the summer. The Company and its subsidiaries took advantage of the macro-environment, carefully maintained the equipments, arranged the overhaul projects with the consideration of the market demand, managed to meet the demand for fuel. The superior technology and equipments enhanced the Company's competition position. For the year ended 31st December 2003, the power generation of the Company and its subsidiaries reached 90.91 billion kWh, increased by 27.3% compared to the prior year.

The growth of the Company and its subsidiaries' power generation was attributed to the following factors:

      1) the rapid-growth of the national economy, which resulted in a significant increase in the demand of electricity and accordingly the increase of generation of the power plants of the Company and its subsidiaries;

      2) the significant decrease of hydro power generation in Fujian Province, which resulted in more power generation of the power plants of the Company in Fujian province;

      3) the remarkable increase of the generation capacity of the Company with two generation units of Jining Power Plant put into operation in 2003 and the full year generation capacity of two generation units of Dezhou Power Plant Phase III which were put into commercial operation in 2002;

      4) two months' power generation contribution from Yushe Power Plant and Xindian Power Plant, both of which were acquired in 2003.

In 2003, the Company made great achievement in capital transaction.

On 22nd April 2003, the Company acquired equity interests representing 25% of the enlarged share capital of SEG at a consideration of Rmb2.39 billion. Through this acquisition, the Company entered the Shenzhen power market, which is a high potential market. The Company is confident that it can work together with local power developers to exploit the Shenzhen power market, to provide power to local customers and to obtain satisfactory returns from this strategic investment.

On 27th October 2003, the Company acquired from China Huaneng Group all the assets and liabilities of Xindian Power Plant, 60% of the equity interests of Yushe Power Plant and 55% of the equity interests of Qinbei Power Plant at a total consideration of Rmb550 million. This acquisition was in the alignment with the Company's market development strategy to consolidate the advantages in the coastal regions and to expand in the middle China. The three power plants mentioned above are located in Shandong Province, Henan Province and Shanxi Province, respectively. The Company and its subsidiaries' entry into Henan and Shanxi Province enlarged its regional coverage to the larger power market in middle China. Henan Province located at the lower reaches of the Yellow River. It is a main energy base in China with high production output of coal and oil. Shanxi Province located at North China, and is the top coal-output province in China with coal reserve accounted for one third of the total coal reserve in China. The acquisition was the continuance of the development strategy of the Company "to focus on both self-development and acquisition".

NET OPERATING REVENUE

Net operating revenue represents operating revenue net of the value-added tax and deferred revenue. For the year ended 31st December 2003, the consolidated net operating revenue of the Company and its subsidiaries was Rmb23.388 billion, representing an increase of 26.60% over net operating revenue of Rmb18.474 billion of last year.

The significant increase of net operating revenue was primarily because of the 28.08% increase of power output compared to last year. Among the power plants of the Company and its subsidiaries, the operating revenue of Dezhou Power Plant, Fuzhou Power Plant, Dalian Power Plant and Dandong Power Plant had increased significantly. The output of Dezhou Power Plant had increased 42.91% compared to last year. The main reason of the increase was that the Phase III of Dezhou Power Plant was put into commercial operation in the second half of 2002. The increase of output of Fuzhou Power Plant was because that the significant reduction of hydro power generation in Fujian Province offered the opportunity to our plant to enlarge its generation. The operating revenue of Dalian Power Plant and Dandong Power Plant increased because of the continuous expansion of the power market in Liaoning Province.

The lower growth rate of operating revenue, when compared with that of power output, was due to the decrease of the average tariff rate. The average tariff rate decreased 2.06% from Rmb325.38 per MWh in 2002 to Rmb318.68 per MWh in 2003. The decrease of the average tariff rate was due to the adjustment of approved tariff rates and the increase of the percentage of excess generation portion as the total power output increased. In addition, the tariff rates of the newly acquired Xindian Power Plant and Yushe Power Plant were lower than that of the original power plants of the Company and its subsidiaries.


Dalian Power Plant

Dalian Power Plant's net operating revenue increased by 19.74% to Rmb1.900 billion in 2003 from Rmb1.587 billion of last year. The average tariff rate was Rmb272.69 per MWh, which decreased by 2.79% from Rmb280.53 MWh in 2002. The power output of Dalian Power Plant reached 8.145 billion kWh, increased by 20.43% compared to last year. The significant increase of power output was due to the continuous expansion of the power market of Liaoning Province and the increasing power consumption. The increase of power output net of the impact caused by the decrease of the average tariff rate and resulted in the significant increase of the operating revenue.

Fuzhou Power Plant

Fuzhou Power Plant's net operating revenue increased by 26.51% to Rmb2.390 billion in 2003 from Rmb1.889 billion of last year. The average tariff rate was Rmb331.82 per MWh, which increased by 1.23% from Rmb327.80 MWh in 2002. The increase of average tariff rate was caused by the change of the structure the power output, among which, planned generation portion increased and the excess generation portion decreased. The power output of Fuzhou Power Plant was 8.464 billion kWh, increased by 23.13% when compared to last year. Both the increase of the average tariff rate and the power output resulted in significant increase of the net operating revenue and net operating profit. The main reason of the increase of the power generation of Fuzhou Power Plant was mainly that Fuzhou Power Plant had the opportunity to enlarge power generation since the hydro power generation declined significantly due to the arid climate in Fujian Province while the power demand increased.

Shang'an Power Plant

Shang'an Power Plant's net operating revenue increased by 4.34% to Rmb2.008 billion in 2003 from Rmb1.924 billion in 2002. The average tariff rate was Rmb307.94 per MWh, which decreased by 2.44% from Rmb315.65 MWh of last year. The decrease of the average tariff rate was mainly caused by the change of the structure of the power sales. All the increased portion of power output was in the excess generation category with a lower tariff rate. The increase of the net operating revenue of Shang'an Power Plant was due to the increase of power output. The lower growth rate of net operating revenue and net profit was caused by the decrease of the average tariff rate.

Nantong Power Plant

Nantong Power Plant's net operating revenue increased by 9.86% to Rmb2.147 billion in 2003 from Rmb1.955 billion in 2002. The average tariff rate was Rmb312.52 per MWh, which increased by 0.96% from Rmb309.54 MWh of last year. The power output of Nantong Power Plant reached 8.078 billion kWh, increased by 7.65% compared to last year. The increase of the net operating revenue and the net profit of Nantong Power Plant was caused by two factors: the increase of the power output and the increase of the average tariff rate. The increase of the average tariff rate was due to the increase of the tariff rate of the excess generation.

Shantou Oil-fired Power Plant

Shantou Oil-fired Power Plant's net operating revenue increased by 56.57% to Rmb178 million in 2003 from Rmb114 million in 2002. The average tariff rate was Rmb672.41 per MWh, which increased by 8.28% from Rmb621.02 MWh of last year. The power output of Shantou Oil-fired Power Plant reached 296 million kWh, increased by 45.15% compared to last year.

Dandong Power Plant

Dandong Power Plant's net operating revenue increased by 22.87% to Rmb927 million in 2003 from Rmb754 million in 2002. The increase of the net operating revenue was mainly caused by the 20.23% increase of power output of Dandong Power Plant, which reached 4.046 billion kWh in 2003. The increase of power output was due to the same factors that benefited Dalian Power Plant, namely the continuous expansion of the power market of Liaoning Province and the continuous growth of power consumption. The other significant reason was that the average tariff rate increased by 1.19% to Rmb276.95 MWh in 2003 from Rmb273.70 per MWh of last year.

Shantou Coal-fired Power Plant

Shantou Coal-fired Power Plant's net operating revenue increased by 2.33% to Rmb1.522 billion in 2003 from Rmb1.487 billion in 2002. The average tariff rate was Rmb435.17 per MWh, which decreased by 4.56% from Rmb455.95 MWh of last year. The power output of Shantou Coal-fired Power Plant reached 4.125 billion kWh, increased by 6.55% compared to last year. The lower growth rate of the net operating revenue, when compared with that of power output, was due to that certain portion of the increase of the power output was offset by the decrease of the average tariff rate.

Shidongkou Second Power Plant

Shidongkou Second Power Plant's net operating revenue increased by 6.84% to Rmb2.250 billion in 2003 from Rmb2.106 billion in 2002. The average tariff rate was Rmb332.85 per MWh, which decreased by 3.77% from Rmb345.90 MWh of last year. The power output of Shidongkou Second Power Plant reached 8.024 billion kWh, increased by 10.40% compared to last year. The increase of the power output was due to that the power demand in the East China (especially in Shanghai) exceeded the power supply in 2003, which resulted in the significant increase of the net operating revenue and net profit.

Nanjing Power Plant

Nanjing Power Plant's net operating revenue increased by 10.03% to Rmb1.027 billion in 2003 from Rmb933 million in 2002, which was mainly caused by two factors: 1) The average tariff rate reached Rmb307.31 per MWh in 2003, increased by 1.07% from Rmb304.07 MWh of last year. The increase of the average tariff rate was mainly due to the increase of the bidding tariff rate and the tariff rate for the excess generation. 2) The power output of Nanjing Power Plant reached 3.867 billion kWh, increased by 7.16% compared to last year. The increase of power generation was mainly due to the significant increase of power demand of the East China grid.

Dezhou Power Plant

Dezhou Power Plant's net operating revenue increased by 40.27% to Rmb3.206 billion in 2003 from Rmb2.286 billion in 2002. The average tariff rate was Rmb333.34 per MWh, which decreased by 1.85% from Rmb339.64 MWh of last year. The increase of the net operating revenue of Dezhou Power Plant was mainly due to that the increase in the power output offset the impact of decrease of the average tariff rate. The increase of power output was mainly due to that the Phase III project (2X660MW) formed additional stable generation capacity. Jining Power Plant

Jining Power Plant's net operating revenue increased by 7.28% to Rmb453 million in 2003 from Rmb422 million in 2002. The average tariff rate was Rmb274.66 per MWh, which decreased by 0.18% from Rmb275.15 per MWh of last year. The power output of Jining Power Plant reached 1.928 billion kWh, increased by 6.82% compared to last year. The increase of the net operating revenue of Jining Power Plant was mainly due to the increase of power output. The increase of power output was mainly due to that the Phase III project (2X135MW) was put into commercial operation in 2003, which enlarged the total installation capacity of Jining Power Plant.

Changxing Power Plant

Changxing Power Plant became a wholly-owned plant of the Company on 1st July, 2002. In 2003, Changxing Power Plant's net operating revenue was Rmb454 million. Its power output was 1.657 billion kWh with the average tariff rate of Rmb320.57 per MWh.

Shidongkou First Power Plant

The Company acquired 70% of the equity interests of Shidongkou First Power Plant on 1st July, 2002, and subsequently acquired the remaining 30% equity interests on 31st December, 2002. Since then, the plant became a wholly-owned plant. In 2003, the net operating revenue, power output and average tariff rate of Shidongkou First Power Plant were Rmb1.623 billion, 7.395 billion kWh and Rmb256.64 per MWh, respectively.

Xindian Power Plant

Xindian Power Plant became a branch of the Company by the end of October 2003. The net operating revenue of Xindian Power Plant from November to December was Rmb150 million. The power output and average tariff rate of Xindian Power Plant were 512 million kWh and Rmb342.41 per MWh, respectively.

Taicang Power Plant

The Company acquired 70% of the equity interests of Taicang Power Plant on 1st July, 2002 and subsequently acquired 5% of the equity interests on 31st December, 2002. In 2003, the net operating revenue, power output and average tariff rate of Taicang Power Plant were Rmb1.105 billion, 4.062 billion kWh and Rmb321.80 per MWh, respectively.

Huaiyin Power Plant

The Company acquired 44.16% of the equity interests of Huaiyin Power Plant on 1st July, 2002, and subsequently acquired 19.48% equity interests on 31st December, 2002. In 2003, the net operating revenue, power output and average tariff rate of Huaiyin Power Plant were Rmb652 million, 2.435 billion kWh and Rmb317.21 per MWh, respectively.

Weihai Power Plant

The Company owns 60% equity interests in Weihai Power Plant. The net operating revenue of Weihai Power Plant decreased by 4.66% to Rmb1.340 billion in 2003 from Rmb1.405 billion of last year. The decrease was mainly caused by two factors: 1) The power output of Weihai Power Plant decreased by 2.79% to 4.107 billion kWh from 4.225 billion kWh of last year. 2) The average tariff rate of Weihai Power Plant decreased by 1.84% to Rmb386.50 per MWh from Rmb393.74 per MWh of last year. The decrease of the average tariff rate was mainly due to the change of the structure of power output, among which the portion of the planned generation decreased and the portion of the generation applied to lower tariff rates increased.

Yushe Power Plant

The Company acquired 60% of the equity interests of Yushe Power Plant by the end of October 2003. The net operating revenue of Yushe Power Plant from November to December were Rmb57 million. The power output and average tariff rate of Yushe Power Plant were 259 million kWh and Rmb200.63 per MWh, respectively.

Qinbei Power Plant

The Company acquired 55% equity interests of Qinbei Power Plant by the end of October 2003. Two sets of generation units of Qinbei Power Plant, with the capacity of 600 MW each, were still under construction.

OPERATING EXPENSES

The total operating expenses of the Company and its subsidiaries increased by 26.51% to Rmb16.315 billion in 2003 from Rmb12.896 billion of last year. The growth rate of operating expenses was lower than that of power output.

The primary operating expenses of the Company and its subsidiaries was fuel cost. The fuel cost increased by 30.49% to Rmb9.025 billion in 2003, when compared to Rmb 6.916 billion of last year. The weighted average unit price of natural coal increased by 2.89% to Rmb239.06 per ton in 2003 from Rmb232.34 per ton in 2002. Accordingly the unit fuel cost of power output increased by 2.28% to Rmb105.05 per MWh. Xindian Power Plant and Yushe Power Plant's unit fuel cost of power output was Rmb103.48 per MWh, which was lower than the average level of original power plants of the Company.

MAINTENANCE EXPENSE

The maintenance expense incurred by the Company and its subsidiaries was Rmb922 million in 2003. The maintenance expense increased by 51.64% when compared to Rmb608 million of last year. The increase of the maintenance expense was mainly due to two factors: 1) The plants acquired in 2002, including Changxing Power Plant, Shidongkou First Power Plant, Taicang Power Plant and Huaiyin Power Plant, were consolidated in 2003 on a full-year basis.
2) The original power plants such as Dezhou Power Plant, Dalian Power Plant and Fuzhou Power Plant, carried out major overhaul according the annual plan and incurred more maintenance expense.

DEPRECIATION AND AMORTIZATION

The depreciation and amortization of the Company and its subsidiaries was Rmb4.117 billion in 2003, increased by 16.50% from Rmb3.534 billion of last year. The depreciation and amortization of the original power plants and the headquarter of the Company were Rmb4.093 billion, increased by 15.82% compared to last year. The newly acquired power plants including Xindian Power Plant and Yushe Power Plant incurred depreciation and amortization Rmb24 million in 2003. The increase of depreciation and amortization was mainly due to that the Phase III of Dezhou Power Plant was put into commercial operation in late 2002, and that the plants acquired in 2002, including Changxing Power Plant, Shidongkou First Power Plant, Taicang Power Plant and Huaiyin Power Plant, were consolidated in 2003 on a full-year basis.

LABOR COST

The labor cost of the Company and its subsidiaries was Rmb1.439 billion in 2003, which increased by 38.90% from Rmb1.036 billion of last year. The increase of labor cost was mainly due to that the plants acquired in second half of 2002, including Changxing Power Plant, Shidongkou First Power Plant, Taicang Power Plant and Huaiyin Power Plant, were consolidated in 2003 on a full-year basis.

SERVICE FEE PAID TO HUANENG INTERNATIONAL POWER DEVELOPMENT CORPORATION
("HIPDC")

The service fee paid to HIPDC refers to a fee for use of its grid connection and transmission facilities based on reimbursement of cost plus a profit.

In 2003, the company incurred the service fee in relation to the grid connection and transmission facilities for Shang'an Power Plant and Shantou Coal-fired Power Plant (HIPDC had transferred the ownership of transmission and transformation facilities of Fuzhou Power Plant Phase I and Shidongkou Second Power Plant to Fujian Electric Power Company and Shanghai Power Corportaion, respectively, on 1st July, 2002. The Company was not required to pay the service fee for the two plants since the transfer). The service fee paid to HIPDC was Rmb215 million in 2003, decreased by 18.56% when compared with Rmb264 million in 2002.


INCOME TAX EXPENSES

Pursuant to the relevant tax regulations, the Company is a Sino-foreign equity joint venture and enjoys the preferential income tax policy. Each of the power plants of the Company is exempted from PRC income tax for two years starting from the first profit-making year after covering the accumulated deficits followed by a 50% reduction of the applicable tax rate for the next three years. In addition, as confirmed by the State Tax Bureau, the Company's wholly-owned power plants pay their respective income tax to local tax authorities, although they are not separate legal entities. The consolidated income tax expenses of the Company and its subsidiaries were Rmb1.149 billion, which increased by 17.13% compared to Rmb981 million of last year. The income tax expenses of the original power plants and headquarters of the Company (excluding the newly acquired power plants in 2003) were Rmb1.138 billion, increased by 16.00% compared to last year. The consolidated income tax of the newly acquired plant, including Xindian Power Plant and Yushe Power Plant, were Rmb11 million.

OTHER EXPENSES

With the rapid growth of the power output, the other expenses of the Company and its subsidiaries were Rmb597 million in 2003, increased by 10.76% from Rmb539 million of last year. Another factor that caused the increase of other expenses was the consolidation of the other expenses of the newly acquired plants, including Xindian Power Plant, Yushe Power Plant and Qinbei Power Plant. The consolidated other expenses of the original plants and headquarter of the Company, excluding the newly acquired Xindian Power Plant, Yushe Power Plant and Qinbei Power Plant were Rmb581 million, which increased by 7.79% compared to Rmb539 million of last year.

NET PROFIT BEFORE FINANCIAL EXPENSES

The net profit before financial expenses of the Company and its subsidiaries in 2003 was Rmb7.073 billion, which increased by 26.80% compared to Rmb5.578 billion in 2002.

FINANCIAL EXPENSES

The consolidated net financial expenses of the Company and its subsidiaries were Rmb544 million in 2003, which increased by 6.67% compared to Rmb510 million of last year. The increase of financial expenses was mainly due to the decrease of interest income.

NET PROFIT

The consolidated net profit of the Company and its subsidiaries was Rmb5.430 billion in 2003, increased by 38.50% compared to Rmb3.921 billion of last year. The significant increase of net profit was primarily due to the increase of power output, the full year contribution from the plants acquired in 2002 (including Changxing Power Plant, Shidongkou First Power Plant, Taicang Power Plant and Huaiying Power Plant), the full year contribution from Dezhou Power Plant Phase III, the commercial operation of the expansion project of Jining Power Plant and the investment income from SEG.

COMPARISON OF KEY FINANCIAL RATIOS

                                             The Company and its   subsidiaries
                                                            2003           2002

Current ratio                                               0.90           1.00
Quick ratio                                                 0.81           0.88
Ratio of liabilities and owner's equity                     0.54           0.56
Multiples of interest earned                               12.03           8.28

After the investment in SEG and the acquisitions of Xindian Power Plant, Yushe Power Plant and Qinbei Power Plant, the current ratio and quick ratio of the Company decreased slightly when compared with that in the beginning of 2003.

Multiples of interest earned of the Company and its subsidiaries increased when compared with that of last year.

The Company and its subsidiaries had strong financing capability. The Company obtained unsecured borrowing facilities from bank, amounting to Rmb7 billion and Rmb5 billion, to finance its funding requirement for a period of three years starting from 18th September, 2003 and 4th March, 2002, respectively.

After the acquisition of the 25% equity interests of SEG and the acquisitions of Xindian Power Plant, Yushe Power Plant and Qinbei Power Plant, the Company and its subsidiaries still maintained its strong debt repayment ability.

As at 31st December, 2003, the loans denominated in foreign currencies of the Company and its subsidiaries amounted to approximately USD872 million and Japanese Yen1.786 billion, of which USD250 million and Japanese Yen238 million was repayable within one year. The Company and its subsidiaries will closely monitor the fluctuation in the foreign exchange market and cautiously assess the exchange rate risk.

The long-term loan of the Company and its subsidiaries were mainly fixed-rate loans. As at 31st December, 2003, the balance of the floating-rate loans of the Company and its subsidiaries were approximately USD262 million and Japanese Yen1.786 billion according to the original loan agreements. The Company and its subsidiaries adopted interest swap contracts to reduce its floating rate risk.

CALCULATION FORMULA OF FINANCIAL RATIOS:

Ratio of liabilities and   =  balance of liabilities at the end of the
shareholders' equity          year/balance of shareholders' equity at the
                              end of the year
Current ratio              =  balance of current assets at the end of the
                              year/balance of current liabilities at the end
                              of the year
Quick ratio                =  (balance of current assets at the end of
                              the year - balance of inventories at the end
                              of the year)/balance of current liabilities
                              at the end of the year
Multiples of interest      =  (profit before tax + interest expense)/interest
earned                         expenditure (including capitalized interests)

SHARE CAPITAL STRUCTURE

As at 31st December 2003, the total issued share capital of the Company, excluding the shares which might be converted from the convertible notes, was 6,027,671,200 shares, of which 4,500,000,000 shares were domestic shares, representing approximately 74.66% of the total issued share capital, and 1,527,671,200 shares were foreign shares, representing approximately 25.34% of the total issued share capital. For domestic shares, HIPDC owns a total of 2,554,840,000 shares, representing 42.39% of the total issued share capital of the Company. Other domestic shareholders hold a total of 1,945,160,000 shares, representing 32.27% of the total issued share capital.

The USD230 million convertible notes issued by the Company are convertible into foreign shares of the Company at a price of USD29.2 for each American Depositary Share on or before 21st May 2004. As at 31st December 2003, there was an aggregate amount of USD115,000 convertible notes which had not been redeemed. Assuming the convertible notes were fully converted into foreign shares of the Company, the total issued share capital of the Company would be increased by 157,520 foreign shares at most.

As at 31st December 2003, the Company had no notice of any person redeemed the remaining convertible notes into company's shares.

DIVIDENDS AND OTHER DISTRIBUTION

The Company and its subsidiaries aim to bring long-term, stable and growing returns to the shareholders. In alignment with this target, on the board meeting held on 16th March, 2004, the Board of Directors resolved to propose for the year ended 31st December, 2003 a cash dividend of Rmb0.50 per ordinary share, totaling approximately Rmb3.014 billion, together with an issue of bonus shares on the basis of 5 bonus shares for every 10 existing ordinary shares.

Cash dividends will be denominated and declared in Renminbi. Cash dividends on domestic shares will be paid in Renminbi. Save for the dividends on foreign shares traded on the Hong Kong Stock Exchange which will be paid in Hong Kong dollars, cash dividends on foreign shares will be paid in United States dollars. Exchange rates for dividends paid in United States dollars and Hong Kong dollars are USD1 to Rmb8.27715 and HK$1 to Rmb1.06175 respectively.

All the cash dividends will be paid and the bonus shares will be issued to shareholders on or before 30th June 2004, subject to the approval of the annual general meeting of the Company.

CONVERSION OF THE ADDITIONAL PAID-IN CAPITAL AND THE STATUTORY SURPLUS RESERVE FUND

In addition to the dividends and other distribution as mentioned above, on 16th March 2004, the Board resolved to propose to convert part of the additional paid-in capital and the statutory surplus reserve fund into share capital by issuing new shares to all of its shareholders on the basis of 5 new shares for every 10 existing ordinary shares (three of which from additional paid-in capital and two from statutory surplus reserve fund). The proposal is subject to shareholders' approval at the annual general meeting to be held on 11th May 2004.

PRE-EMPTIVE RIGHTS

According to the articles of association of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

MAJOR SUPPLIERS AND CUSTOMERS

The five major suppliers of the Company for year 2003 were coal suppliers, namely Shenhua Coal Transportation Company, Datong Coal Limited Company, Shanxi Guoyang Xinneng Limited Company, Shanxi Coking Coal Group and Zhun Ge Er Company. The amount of coal supplied by the five major suppliers was about 30.3% of the total coal consumption of the Company in 2003.

As an independent power producer, the Company sold the electricity generated by its power plants through local power companies and did not have other customers.

None of the directors, supervisors or their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited) had any interests in the five largest suppliers or customers mentioned above of the Company in 2003.

CONNECTED TRANSACTIONS

The independent Directors of the Company confirmed that all connected transactions in 2003 to which the Company and/or any of its subsidiaries was a party:

      1. had been entered into by the Company and/or any of its subsidiaries in the ordinary and usual course of its business;

      2. had been entered into either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature made by similar entities within the PRC), or (b) where there is no available comparison, on terms that are fair and reasonable so far as the shareholders of the Company are concerned, and

      3. had been entered into either (a) in accordance with the terms of the agreements governing such transactions, or (b) where there is no such agreement, on terms no less favourable than terms available to third parties.

The auditors of the Company have reviewed the connected transactions of the Company and its subsidiaries and confirmed to the Director that:

      (a)   the transactions had been approved by the Directors; and

      (b) the transactions were made in accordance with the terms of the related agreements governing such transactions.

Please refer to Note B4 of the financial statements for a brief description of the connected transactions.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of securities and did not purchase or redeem its own shares or other securities in 2003.

DIRECTORS' AND SUPERVISORS' RIGHT TO PURCHASE SHARES

For the year ended 31st December 2003, none of the directors, senior executives, supervisors or other associates had any beneficial interests in the securities or debt instruments of the Company which were required to be recorded in the register pursuant to Section 352 of the Securities and Futures Ordinance ("SFO") or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies. The Company did not have any arrangement during 2003 whereby the above persons would acquire benefits by means of the acquisition of shares in, or debentures of the Company or other corporate body.

SHAREHOLDING OF THE COMPANY

The following table sets forth the shareholding position of the Company's shares as at 31st December 2003:

                                                                   No. of Shares         Percentage of
                                                                     outstanding          Shareholding
                                                                  (in thousands) (%)
Domestic Shares
   Huaneng International Power Development
      Corporation
                                                                       2,554,840                 42.39
   Hebei Provincial Construction Investment Company                      452,250                  7.50
   Fujian International Trust & Investment Company                       334,850                  5.56
   Jiangsu Province International Trust & Investment
      Company
                                                                         312,375                  5.18
   Liaoning Energy Investment (Group) Co. Ltd*                           229,685                  3.81
   Dalian Municipal Construction Investment Company                      226,125                  3.75
   Nantong Investment Management Centre                                   67,875                  1.13
   Shantou Electric Power Development Company                             46,500                  0.77
   Shantou Power Development Joint Stock Company
      Limited
                                                                          19,000                  0.31
   Dandong Energy Investment Development Centre                            6,500                  0.11
   Domestic public shares                                                250,000                  4.15
   Sub-total                                                           4,500,000                 74.66
   Foreign Shares                                                      1,527,671                 25.34
   TOTAL                                                               6,027,671                100.00

Note: On 17th  September  2003,  Liaoning  Energy  Corporation  changed  its name to  Liaoning  Energy
      Investment  (Group) Co. Ltd. On 15th  February,  2004,  China  Securities  Registration  Limited
      Liability Company altered its record accordingly.

DIRECTORS' AND SUPERVISORS' INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2003, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director or supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every director and supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

STAFF HOUSING

The Company made allocation to the housing common reserve fund for its employees in accordance with the relevant PRC regulations.

MAJOR EVENTS

In 2003,

1. Through tendering, the Company has acquired 25% interests of Shenzhen Energy Group Co. Ltd. after its increase in share capital, enhancing the Company's market share in Guangdong region, a rapidly-growing market for power demand. The acquisition was effective on 22nd April 2003.

 2. The Company acquired 55% equity interest in Henan Huaneng Qinbei Power Generation in Limited Liability Company, 60% equity interest in Shanxi Huaneng Yushe Power Power Plant Limited Liability Company and all of the assets and liabilities of China Huaneng Group Xindian Power Plant formerly owned by China Huaneng Group. The acquisition took effect on 27th October 2003.

 3. On 6th August 2003, the third meeting of the fourth session of the Board of Directors of the Company approved the resolution in relation to the proposal regarding the appointment of Zhang Hong as Vice General Manager.

PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION

The Company proposes to make certain amendments to its Articles of Association in accordance with the relevant requirements under the revised Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited as announced by the Stock Exchange on 30th January 2004 and the requirements of China Securities Regulatory Commission. The proposed amendments to the Articles of Association are subject to the approval of the shareholders of the Company by way of special resolution at the forthcoming annual general meeting of the Company. The proposed amendments will be set out in the notice for the annual general meeting to be published and issued to the shareholders.

CODE OF BEST PRACTICE

During the Year, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

DESIGNATED DEPOSIT

As at 31st December 2003, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

LEGAL PROCEEDINGS

As at 31st December 2003, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

The H share register of the Company will be closed from 11th April 2004 to 10th May 2004 (both dates inclusive). Shareholders on the H share register as at 16th April 2004 (being the record date) will be entitled to attend the annual general meeting of the Company to be held on 11th May 2004 and to receive the cash dividends, bonus shares for 2003 and the new shares issued pursuant to the capital conversion plan.

INSPECTION OF DOCUMENTS

The Company's annual report for the year 2003 will be published in April, 2004 in Hong Kong and Beijing respectively. The Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the United States. Copies of annual reports as well as the Form 20-F, once filed, will be available at:

Beijing:                Huaneng Power International, Inc.
                        Tianyin Mansion
                        2C Fuxingmennan Street
                        Xicheng District Beijing
                        The People's Republic of China

                        Tel: (8610) 6649 1999
                        Fax: (8610) 6649 1888

Hong Kong:              Rikes Communications Limited Room 701,
                        Wanchai Central Building
                        89 Lockhart Road
                        Wanchai Hong Kong

                        Tel: (852) 2520 2201
                        Fax: (852) 2520 2241

                                                          By Order of the Board
                                                                    Li Xiaopeng
                                                                       Chairman

Beijing, the
PRC 16th March
2004

A. FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31st DECEMBER, 2003
(Amounts expressed in thousands of Rmb, except per share data)

                                                                             For the year ended
                                                                               31st December,
                                                         Note               2003               2002
Operating revenue, net                                    3             23,388,237          18,474,469
Operating expenses
   Fuel                                                                (9,025,013)         (6,916,038)
   Maintenance                                                           (921,561)           (607,951)
   Depreciation                                                        (4,117,478)         (3,533,609)
   Labor                                                               (1,439,673)         (1,035,740)
   Service fees to HIPDC                                                 (214,723)           (263,716)
   Others                                                                (596,627)           (539,401)
   Total operating expenses                                           (16,315,075)        (12,896,455)
Profit from operations                                                  7,073,162           5,578,014
   Interest income                                                         53,044              83,015
   Interest expense                                                      (569,148)           (561,875)
   Bank charges and exchange losses, net                                  (28,181)            (31,405)
   Total financial expenses                                              (544,285)           (510,265)
   Share of profit (loss) of associates                                   212,091             (11,145)
   Gain from disposal of investments                                       10,705               1,288
   Other income, net                                      4                12,070                  --
Profit before tax                                                       6,763,743           5,057,892
   Income tax expense                                     5            (1,149,441)           (980,854)

Profit before minority interests                                        5,614,302           4,077,038
Minority interests                                                       (183,894)           (156,034)
Net profit attributable to shareholders                                 5,430,408           3,921,004
Proposed dividend                                         6             3,013,836           2,049,408
Proposed dividend per share (Rmb)                         6                  0.50                0.34
Basic earnings per share (Rmb)                            7                  0.90                0.65
Diluted earnings per share (Rmb)                          7                  0.90                0.65

Notes


 1.   Principal Accounting Policies

      The Company and its subsidiaries adopted International Financial Reporting Standards ("IFRS") as promulgated by the International Accounting Standards Board, in preparing the above consolidated income statement.

 2.   Acquisition

      For the year ended 31st December, 2003, the Company acquired a number of power plants from the China Huaneng Group Corporation ("Huaneng Group") as well as other parties. These acquisitions have been accounted for under the purchase method of accounting. These acquisitions became effective when, amongst other things, the Company obtained minority shareholders' approval where applicable and all necessary government approvals and made payment of the purchase considerations. All of the acquisitions by the Company were paid by cash.

      Details of these acquisitions are shown in the table below:

                                                 For the year ended 31st December, 2003
                                        Acquisition of subsidiaries
                                              and net assets                    Acquisition of an associate
                                   55% equity interest in Henan Huaneng
                                   Qinbei Power Co., Ltd. (the "Qinbei
                                   Power Company"), 60% equity interest
                                   in Shanxi Huaneng Yushe Power Co.,
                                   Ltd. (the "Yushe Power Company") and         25% equity interest in the
                                   all of the assets and liabilities of         enlarged share capital of
                                   Huaneng Xindian Power Plant (the             Shenzhen Energy Group Co.,
Equity interest acquired           "Xindian Power Plant")                       Ltd. ("SEG")


Acquired from                      Huaneng Group                                Shenzhen Investment
                                                                                Holding Corporation and
                                                                                SEG
Effective date                     27th October, 2003                           22nd April, 2003
Consideration paid                 Rmb550 million                               Rmb2,390 million
Direct cost of acquisitions        Rmb12 million                                Rmb15 million
Fair value of net assets acquired  Rmb382 million                               Rmb1,585 million
Goodwill                           Rmb180 million                               Rmb820 million

 3.   Operating Revenue, Net


      Net operating revenue represents amounts earned for electricity generated and transmitted to the respective regional or provincial grid companies (net of value added tax ("VAT") and deferred revenue). Revenue is earned and recognized upon transmission of electricity to the power grid controlled and owned by the respective grid companies.


 4.   Other Income, Net


      Pursuant to a management service agreement entered into with Huaneng Group and Huaneng International Power Development Corporation ("HIPDC"), the Company has, in 2003, provided management services to certain power plants owned by the Huaneng Group and HIPDC in return for a service fee. Net other income represented the management service fee income net of relevant expenses.

 5.   Taxation


      For the year ended 31st December, 2003, the weighted average effective tax rate applicable to the Company and its subsidiaries is 17% (2002:
      19%).


      Income tax expense comprised:

                                                                2003        2002
                                                                '000        '000

Income tax expense of the Company and its subsidiaries     1,097,859     975,795
Share of tax of associates                                    51,582       5,059
                                                           1,149,441     980,854

 6.   Profit Appropriation


      (a) Statutory surplus reserve fund and statutory public welfare fund


            For the year ended 31st December, 2003, the Board of Directors resolved the following on 16th March, 2004:


            (i) to appropriate 10% and 7.5% (2002: 10% and 7.5%),
            respectively, of the profit after taxation as determined under the PRC accounting standards and regulations to the statutory surplus reserve fund and the statutory public welfare fund. The total amount of appropriations is approximately Rmb955 million (2002:
            Rmb714 million);


            (ii) to make no appropriation to the discretionary surplus reserve fund.


      (b) Dividend and other distribution


            On 16th March, 2004, the Board of Directors proposed a cash dividend of Rmb0.5 per share, totaling approximately Rmb3,014 million, together with an issue of bonus shares on the basis of 5 bonus shares for every 10 existing ordinary shares. This proposal is subject to the approval of the shareholders at the annual general meeting.


      (c) Conversion of additional paid-in capital and statutory surplus reserve fund


            On 16th March, 2004, the Board of Directors further proposed to convert part of the additional paid-in capital and statutory surplus reserve fund into the share capital by issuing new shares to its shareholders on the basis of 5 new shares for every 10 existing ordinary shares (three of which from additional paid-in capital and two of which from statutory surplus reserve fund). This proposal is subject to the approval of the shareholders at the annual general meeting.


 7.   Earnings Per Share


      The calculation of basic earnings per share is based on the net profit attributable to shareholders of approximately Rmb5,430 million (2002:
      Rmb3,921 million) and the weighted average number of 6,019 million (2002: 6,000 million) ordinary shares in issue during the year.


      The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of Rmb5,433 million (2002:
      Rmb3,962 million) and the adjusted weighted average number of 6,028 million (2002: 6,140 million) ordinary shares in issue during the year. The calculation assumes that the convertible notes had been fully converted at the beginning of the year.

B. FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS


1.    FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS
                                                                            (Amounts Expressed In Rmb)

                                              For the year ended
                                                31st December,

                                                                           Variance
                                Unit              2003              2002        (%)              2001

Revenues from principal
operations                      Yuan    23,479,646,958    18,725,340,857      25.39    15,816,656,338

Profit before taxation
   and
minority interests              Yuan     6,774,080,587     5,212,079,411      29.97     4,422,515,755

Net profit                      Yuan     5,457,142,551     4,082,350,589      33.68     3,636,064,244

Net profit (excluding
   non-
recurring items)                Yuan     5,563,916,542     4,111,128,754      35.34     3,667,944,212

                                                  31st              31st                         31st
                                             December,         December,   Variance         December,
                                                  2003              2002        (%)              2001

Total Assets                    Yuan    53,276,965,016    48,098,755,152      10.77    47,229,708,718
(Shareholders' equity
   excluding minority
   interests)                   Yuan    34,787,100,203    31,209,570,014      11.46    28,925,564,005

Net cash flows from
   operating activities         Yuan    10,156,974,707     7,804,860,642      30.14     7,114,149,193

                                              For the year ended
                                                31st December,

                                                                           Variance
                                Unit              2003              2002        (%)              2001

Earnings per share              Yuan
   (weighted average)         /share
                                                  0.91              0.68      33.82              0.64
Earnings per share              Yuan
   (fully diluted)            /share
                                                  0.91              0.68      33.82              0.61
Return on net assets
   (fully diluted)
                                   %             15.69             13.08      19.95             12.57
Return on net assets
   calculated based on
   net profit excluding
   non-recurring items
   (fully diluted)                 %             16.93             13.74      23.22             14.62
Net  cash   inflow  from
   operating  activities        Yuan
   per share                  /share              1.69              1.30      30.00              1.19

                                                  31st              31st                         31st
                                             December,         December,   Variance         December,
                                                  2003              2002        (%)              2001

Net assets per share      Yuan/share              5.77              5.20      10.96              4.82
Adjusted net assets             Yuan
   per share                  /share
                                                  5.76              5.19      10.98              4.82

Note:


Formula of key financial ratios:
Earnings per share (fully diluted)      =  Net profit / Total number of ordinary
                                           shares as at year end

Return on net assets (fully diluted)    =  Net profit / Shareholders' equity as at year end x100%

Net assets per share                    =  Shareholder's equity as at year end / Total number of ordinary shares as at year end

 2.   PROFIT AND LOSS ACCOUNTS


FOR THE YEAR ENDED 31st December, 2003

                                                                                  Amounts: In Rmb Yuan
                                                 For the year ended 31st December,
                                          Consolidated                        The Company
                                            2003              2002              2003              2002
1. Revenues from principal
      operations                  23,479,646,958    18,725,340,857    20,287,987,380    15,720,550,997

   Less: Cost of principal
          operations            (15,690,199,491)  (12,528,622,594)  (13,698,115,361)  (10,480,868,719)
        Tax and levies on
          principal operations      (45,334,549)      (38,116,331)       (7,542,002)       (5,839,726)

2. Profit from principal
      operations                   7,744,112,918     6,158,601,932     6,582,330,017     5,233,842,552
   Add: Profit from other
          operations                  30,574,635        16,821,913        31,991,798        14,421,931
   Less: General and
          administrative
          expenses                 (441,548,979)     (327,188,932)     (327,750,541)     (229,565,700)
        Financial expenses,        (559,636,467)     (562,719,815)     (430,705,990)     (450,065,716)
        net

3. Operating profit                6,773,502,107     5,285,515,098     5,855,865,284     4,568,633,067
   Add/(Less): Income (loss)
                from investment      133,885,686      (46,138,983)       567,970,021       288,673,388
               Non-operating
                Income                20,485,605        50,717,819         2,108,848        19,264,890
   Less: Non-operating expenses    (153,792,811)      (78,014,523)     (143,297,291)      (71,346,712)

4. Profit before taxation and
      minority interests           6,774,080,587     5,212,079,411     6,282,646,862     4,805,224,633
   Less: Income tax              (1,116,100,498)     (963,510,283)     (825,504,311)     (722,874,044)
         Minority interests        (200,837,538)     (166,218,539)                --                --
5. Net profit                      5,457,142,551     4,082,350,589     5,457,142,551     4,082,350,589

 3.   NOTES TO THE REPORT (1) Basis of presentation

            The Company and its subsidiaries' financial statements have been prepared in accordance with the Accounting Standards for Business Enterprises and Accounting System for Business Enterprises and related supplementary regulations, published by the Ministry of Finance of the People's Republic of China ("PRC GAAP").

      (2) Changes in significant accounting policies

            Effective 1st July 2003, the Company has adopted the revised "Accounting Standards for Business Enterprises - Events Occurring After the Balance Sheet Date". Prior to the adoption of the revised standards, profit distribution was transferred out of shareholders' equity and cash dividends were recognized as payables in the year related to which the Board of Directors proposed the distribution plan. Subsequent to 1st July 2003, profit distribution is recognized as a liability in the year when the distribution plan is approved at the general meeting of the shareholders. This change in accounting policy has been accounted for retrospectively and as a result, the net assets as at 1st January, 2003 have been increased by Rmb2,040,093,146.

      (3) Comparing with the annual report for the year ended 31st December, 2002, there is no change to the Company and its subsidiaries' accounting estimates, and there is no error correction on accounting method during the reporting year.

      (4) The financial statements of Xindian Power Plant, Qinbei Power Company and Yushe Power Company were consolidated into the consolidated financial statements of the Company and its subsidiaries at 31st December, 2003.

 4.   RELATED PARTY TRANSACTIONS

      (1) Related parties that control/are controlled by the Company:

                                                                     Relationship
                     Type of         Legal          Registered       with the     Principal
Name                 enterprise      representative address          Company      activities

Huaneng Group        State-owned     Li Xiaopeng    23 Xueyuan       Ultimate     Investment in
                     enterprise                     South Road,      parent       power stations,
                                                    Haidian District,company      coal, minerals,
                                                    Beijing                       railways,
                                                                                  transportation,
                                                                                  petrochemical,
                                                                                  energy-saving
                                                                                  facilities, steel,
                                                                                  timber, cement
                                                                                  and related
                                                                                  industries and
                                                                                  others
HIPDC                Sino-foreign    Li Xiaopeng    23 Xueyuan       Parent       Investment in
                     equity limited                 South Road,      company      power plants,
                     liability                      Haidian District,             development
                     company                        Beijing                       and investment
                                                                                  in other export-
                                                                                  oriented
                                                                                  enterprises
Huaneng Weihai       Limited         Wu Dawei        No. 58 Haifu    Subsidiary   Power
   Power             liability
   Company (the
   "Weihai Power
   Company")
                     company                         road, Economic               generation
                                                     Development
                                                     Zone, Weihai,
                                                     Shandong
                                                     province
Suzhou Industrial    Limited         Hu Jianmin      Jinjihupan,     Subsidiary   Power
   Park Huaneng      liability
   Power Limited
   Liability
   Company (the
   "Taicang Power
   Company")
                     company                         Sanxing Road,                generation
                                                     Suzhou, Jiangsu
                                                     province



Jiangsu Huaneng      Limited         Liu Guoyue      No. 291 Huaihai Subsidiary   Power
   Huaiyin Power     liability
   Limited
   Company (the
   "Huaiyin
   Power
   Company")
                     company                         West Road,                   generation
                                                     Huaian, Jiangsu
                                                     province



Qinbei Power         Limited         Xiao An         Wulong county   Subsidiary   Power
   Company           liability
                     company                         Jiyuan city,                 generation
                                                     Henan Province
Yushe Power          Limited         Na Xizhi        Dengyu village, Subsidiary   Power
   Company           liability
                     company                         Yushe county,                generation
                                                     Shanxi
                                                     Provinces



      (2) Registered capital and changes in registered capital of related parties that control/are controlled by the Company:

                                                   1st January,    Current year         31st December,
Name                                   Currency            2003       additions                   2003

Huaneng Group                               RMB   1,900,000,000              --          1,900,000,000
HIPDC                                       US$     450,000,000              --            450,000,000
Weihai Power Company                        RMB     761,832,800              --            761,832,800
Taicang Power Company                       RMB     632,840,000      50,000,000            682,840,000
Huaiyin Power Company                       RMB     265,000,000              --            265,000,000
Qinbei Power Company                        RMB      10,000,000              --             10,000,000
Yushe Power Company                         RMB      80,000,000              --             80,000,000


      (3) Equity shares and changes in equity shares held by parties that control/are controlled by the Company:

                                                                Current
                                            Current year         year
Name                   1st January, 2003      additions        deduction       31st December, 2003
                              Amount     %        Amount  %   Amount       %          Amount         %

Huaneng Group*         1,675,660,547 51.98            -- --       --      --   1,675,660,547     51.98
HIPDC**                2,554,840,000 42.58            -- --       --  (0.19)   2,554,840,000     42.39
Weihai Power
   Company               457,103,040    60            -- --       --      --     457,103,040        60
Taicang Power
   Company               474,630,000    75    37,500,000 --       --      --     512,130,000        75
Huaiyin Power
   Company               168,646,000 63.64            -- --       --      --     168,646,000     63.64
Qinbei Power
   Company                        --    --   148,200,000 55       --      --     148,200,000        55
Yushe Power
   Company                        --    --    48,000,000 60       --      --      48,000,000        60

      * Huaneng Group holds 51.98% equity interest in HIPDC.

      ** In accordance with a shareholders' agreement entered into by certain founding shareholders, during the operating period of the Company, the voting rights of seven founding shareholders are given to HIPDC. Thus, HIPDC holds 70.09% voting rights in the shareholders' meetings.

      (4) Nature of related parties that do not control/are not controlled by the Company:

Name of related parties                             Relationship with the Company
China Huaneng Finance Company ("Huaneng Finance")   A subsidiary of Huaneng Group

Weihai Power Development Bureau ("WPDB")            Minority shareholder of Weihai Power
                                                    Company
Henan Construction Investment Company ("Henan       Minority shareholder of Qinbei Power
   Investment")                                     Company
China Huaneng International Trade                   A subsidiary of Huaneng Group
   Economics Corporation ("CHITEC")

Shanghai Time Shipping Company ("Time Shipping")    A Joint venture company of Huaneng
                                                    Group
Shandong Rizhao Power Company Ltd. ("Rizhao Power   An associate of the Company
   Company")

(5)   Related party transactions

      a. On 30th June, 1994, the Company and HIPDC entered into a ten-year service agreement pursuant to which HIPDC provides transmission and transformer facilities to some of the power plants of the Company and receives service fees. The total service fees paid to HIPDC for the year ended 31st December, 2003 were approximately Rmb215 million (for the year ended 31st December, 2002: Rmb264 million).

      b. In accordance with the leasing agreement entered into between the Company and HIPDC, the land use right of Shanghai Power Plant is leased to the Company for a period of 50 years from 30th June, 1997 at an annual rental payment of Rmb6 million.

      c. Pursuant to a leasing agreement entered into amongst the Company, HIPDC and Nanjing Investment Company, the land use right of Nanjing Power Plant is leased to the Company for 50 years from 1st January, 1999 at an annual rental payment of Rmb1.3 million.

      d. Pursuant to a leasing agreement between the Company and HIPDC, HIPDC agreed to lease its building to the Company for 5 years at an annual rental of Rmb25 million effective from 1st January, 2000.

      e. As at 31st December, 2003, the Company and its subsidiaries had foreign bank loans on-lent by HIPDC amounted to Rmb389 million. These foreign currency bank loans bore interest at the prevailing lending rates (both fixed and floating), prescribed by the loan contracts, which ranged from 3.62% to 4.01% per annum for the year ended 31st December, 2003 (2002: 4.01% to 7.40%). hese leases are repayable in accordance with the repayment schedules set by the banks.

      f. As at 31st December, 2003, long-term loan from WPDB amounted to Rmb106 million (2002: Rmb106 million). The loan was borrowed by Weihai Power Plant from WPDB to finance its construction with interest at 5.76% per annum (2002: 6.21%). The loan is unsecured and is payable in accordance with the repayment schedule agreed with WPDB.

      g As at 31st December, 2003, Huaneng Finance had granted short-term loans amounted to Rmb1,130 million (2002: Rmb200 million) with interest ranged at 4.78% to 5.05% per annum (2002: 5.56%) and long term loans amounted to Rmb610 million (2002: Rmb225 million) with interest ranged at 4.94% to 5.64% per annum ( 2002: 5.64%) to the Company and its subsidiaries. Henan Investment had granted short-term loans amounted to Rmb130 million (2002: nil) with interest of 4.78% per annum to the Company and its subsidiaries. The interest rates for such loans are not materially different from the prevailing market interest rate.

      h. As at 31st December, 2003, long-term bank loans of approximately Rmb4,648 million, Rmb1,096 million, Rmb280 million and Rmb34 million were guaranteed by HIPDC, Huaneng Group, WPDB and Henan Investment, respectively (2002: Rmb5,544 million, Rmb1,140 million, Rmb280 million and nil, respectively).

      i. Guarantees for loan facilities granted to Rizhao Power Company, Weihai Power Company, Taicang Power Company, Huaiyin Power Company,Qinbei Power Company and Yushe Power Company by the Company are as follows:


                                                                       31st December, 2003
                                                                    The Company
                                                                            and
Item                                                           its subsidiaries            The Company

Guarantee on the long-term bank loans of Rizhao
   Power Company                                                    339,250,000            339,250,000
Guarantee on the long-term bank loans of Weihai
   Power Company                                                             --            330,000,000
Guarantee on the long-term bank loans of
   Taicang Power Company                                                     --          1,114,183,384
Guarantee on the long-term bank loans of
   Huaiyin Power Company                                                     --             10,000,000
Guarantee on the long-term bank loans of Qinbei
   Power Company                                                             --            905,000,000
Guarantee on the long-term bank loans of Yushe
   Power Company                                                             --            101,430,000
                                                                    339,250,000          2,799,863,384

            The above guarantees for various loan facilities had no significant financial impact on the Company's operation.

      j. On 5th June, 2003, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group 55% equity interest in Qinbei Power Company, 60% equity interest in Yushe Power Company and all of the assets and liabilities of Xindian Power Plant. The total consideration for the Acquisition of Three Power Plants was Rmb550 million, and the Company paid the consideration in cash.

      k. On 6th November, 2002, the Company entered into a management service agreement with Huaneng Group and HIPDC. Pursuant to which, the Company provides management services to certain power plants owned by Huaneng Group and HIPDC for a period of 5 years. For the year ended 31st December, 2003, the Company earned service fees amounted to Rmb33 million from Huaneng Group and paid expenses on behalf of Huaneng Group's power plants amounted to Rmb7 million (2002: nil). In addition, the Company earned service fees amounted to Rmb17 million and paid expenses on behalf of HIPDC's power plant amounted to Rmb1 million (2002: nil). For the year ended 31st December, 2003, the related cost incurred for the management service provided was approximately Rmb38 million.

      l. For the year ended 31st December, 2003, the Company and its subsidiaries paid approximately Rmb145 million for coal purchased from CHITEC (2002: nil).

      m. For the year ended 31st December, 2003, the Company and its subsidiaries paid approximately Rmb457 million for the fuel purchased and transportation services received from Time Shipping (2002: Rmb301million).

(6) Cash deposited with a related party

                                                               31st December,           31st December,
                                                                         2003                     2002

Deposited in Huaneng Finance:
   -Current deposit                                             2,791,770,168            2,376,197,356
   -Fixed deposit                                                          --              570,000,000
                                                                2,791,770,168            2,946,197,356

      As at 31st December, 2003, the interest rates per annum for the current deposits placed with Huaneng Finance ranged from 0.72% to 1.44% (31st December, 2002: 0.72% to 1.44%). As at 31st December, 2002, the interest rate per annum for the fixed deposit was 1.71%. The interests earned from these deposits amounted to Rmb14 million (2002: Rmb52 million) in 2003.

(7) Accounts receivable from/ accounts payable to related parties

                                             31st December, 2003            31st December, 2002
                                                 Amount    Percentage           Amount      Percentage

Interest receivable (payable) on
   deposits in (loans from)
   Huaneng Finance                          (1,418,954)         1.51%        1,630,137          42.98%
Other receivables from fellow
   subsidiaries                              5,861,825.         3.65%               --              --
Accounts payable
Accounts payable to CHITEC                 (14,484,416)         2.22%               --              --
Accounts payable to Time
   Shipping                                (11,434,522)         1.75%     (13,917,467)           2.95%
Other payable to HIPDC                     (87,507,580)         5.24%    (100,475,344)           4.41%

      The balances with fellow subsidiaries, CHITEC and Time Shipping were unsecured, non-interest bearing and repayable within one year.

 5. NET INCOME RECONCILIATION AMONG PRC GAAP, IFRS AND US GAAP

      The financial statements, which are prepared by the Company and its subsidiaries in conformity with PRC GAAP, differ in certain respects from IFRS and generally accepted accounting principles in the United States of America ("US GAAP"). Major differences among PRC GAAP, IFRS and US GAAP, which affect the net income of the Company and its subsidiaries, are summarized as follows:

                                                                           For the year ended
                                                                             31st December,

                                                                               2003               2002
                                                                            Rmb'000            Rmb'000

Net income under PRC GAAP                                                 5,457,143          4,082,351
Impact of IFRS adjustments:
Effect of recording deferred revenue (a)                                   (47,937)          (212,755)
Difference in the recognition policy on housing benefits to the employees of the Company (b)
                                                                           (26,259)              6,458
Difference in accounting treatment of convertible notes (c)
                                                                            (3,228)           (35,957)
Difference in capitalization of borrowing costs (d)                          12,682             88,412
Applicable deferred tax impact of the above GAAP differences (i)
                                                                             18,363           (10,458)
Others                                                                       19,644              2,953
Net income under IFRS                                                     5,430,408          3,921,004

Impact of US GAAP adjustments (Note 1):
Effect of acquisitions of entities under commoncontrol (e)                  125,745            183,417
Effect  of  acquisition  of 30%  additional  equity  interests  in
   Shidongkou First Power Plant, 5% additional equity interests in Taicang
   Power Company and 44.16% equity interests in
   Huaiyin Power Company (f)                                                 19,347             10,556
Recording housing benefits provided by HIPDC (b)                           (26,152)           (26,152)
Difference in accounting treatment for acquisition of Shandong
   Huaneng (g)
                                                                           (87,091)           (87,091)
Difference in accounting treatment of convertible notes (c)
                                                                             25,434              5,116
Difference in capitalization of borrowing costs (d)                         (5,478)           (88,412)
Reversal of goodwill amortization (h)                                        72,009                 --
Applicable deferred tax impact of the above GAAP differences (i)
                                                                           (84,181)             33,674
Net income under US GAAP (Note 1)                                         5,470,041          3,952,112

      Note 1: Consistent with applying the accounting treatment under US GAAP as described in Note (e) below, the consolidated financial statements under US GAAP for prior period presented have been retroactively restated as if the current structure and operations resulted from the acquisition of the new power plants had been in existence since the beginning of the earliest period presented.

(a) Recording of deferred revenue

      Under the rate making process applicable to the Company and its subsidiaries except for certain power plants, major repair and maintenance expenses determined on the basis of 1% of the fixed asset cost is recovered through the current power rates. In a particular year, to the extent that the actual repair and maintenance expenses incurred is less than the amount determined on the above basis, the difference is recorded as deferred revenue under IFRS and US GAAP. For PRC statutory financial reporting purposes, in accordance with the requirements of PRC GAAP, no such amount is recorded and revenue is determined and recognized based on the actual amount of electricity transmitted to the grid and the prevailing approved power rates.

(b) Difference in the recognition policy on housing benefits to the employees of the Company

      The Company and HIPDC provided housing benefits to certain qualified employees of the Company whereby the living quarters owned by the Company and HIPDC were sold to these employees at preferential prices. The housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees, which are borne by the Company and HIPDC.

      For PRC statutory reporting purposes, in accordance with the relevant regulations issued by the Ministry of Finance, the total housing benefits provided by the Company are charged to non-operating expenses. Under IFRS, the housing benefits provided by the Company are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

      Under US GAAP, in addition to the recognition of the housing benefits provided by the Company on the above basis, the amount of housing benefits provided by HIPDC to the employees of the Company are also reflected as the Company's operating expenses using the same amortization policy. The corresponding amount is recorded as an addition of capital contribution of HIPDC.

(c) Accounting treatment of convertible notes

      Under PRC GAAP, the Company had accrued for the put premium liability together with the interest payable on the notes using the effective interest rate of 6.66% as at 21st May, 2002. As at 21st May, 2002, all accrued put premium of unredeemed notes was charged to the income statement as reversal of interest expense.

      Under IFRS, the proceeds received on the issue of the convertible notes were allocated into liability and equity components. Upon initial recognition, the liability component represented the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component was then determined by deducting the liability component from the proceeds received on the issue of the notes. Under PRC GAAP and US GAAP, the entire proceeds of the issue of convertible notes were recorded as long-term liabilities without distinguishing between the equity and liability components.

      In accordance with IAS 39, the put option of the convertible notes, which allowed the noteholders to redeem the convertible notes at a premium, was separated from the host contract and accounted for as an embedded derivative. This put option was recorded as a liability and measured at its fair value. When IAS 39 was initially applied in 2001, the difference between the previous carrying amount and the fair value of the put option was recognised as an adjustment to the opening retained earnings as at 1st January, 2001. In addition, the liability component was measured at amortized cost and the resulting difference with the previous carrying amount was recognised as an adjustment to the opening retained earnings as at 1st January, 2001. After initial recognition, subsequent changes in the value of the put option and the amortised cost of the liability component were charged or credited to the income statements.

      Under US GAAP, it is permitted not to measure the put option separately at its fair value, as it represents a derivative embedded in pre-1998 hybrid instrument. The Company continued to accrue for the put premium liability together with the interest payable on the notes using effective interest rate of 6.66% up to the redemption date of 21st May, 2002. On 21st May, 2002, a portion of the convertible notes was not redeemed by the noteholders. Under US GAAP, the relevant portion of the accrued put premium attributable to the remaining convertible notes not redeemed was amortized as a yield adjustment over the remaining term of the convertible notes because the put price exceeded the market value of the ordinary shares of the Company at the time of the redemption.

(d) Capitalization of borrowing costs

      Under PRC GAAP, the capitalization of interests is limited to specific borrowings. No interest can be capitalized on general borrowings. In accordance with IAS 23, the Company capitalized interests on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interests on specific borrowings. Under US regulatory accounting requirements, interests on funds borrowed generally and used for the purpose of obtaining a qualifying assets were not capitalized if such interests were not taken into consideration when determining the recoverable rate base for tariff setting purposes.

(e) Effect of acquisitions of entities under common control

      Under PRC GAAP, the excess of the total cost of the acquisition over the book value of Shidongkou First Power Plant, Taicang Power Company, Qinbei Power Company and Yushe Power Company is recorded as an "equity investment difference". Such equity investment difference is amortized on a straight-line basis over 10 years. In addition, all the assets and liabilities of Changxing Power Plant and Xindian Power Plant acquired are recorded at their purchase price.

      Under IFRS, the Company and its subsidiaries adopted the acquisition method to account for the acquisition of 70% equity interest in Shidongkou First Power Plant, 70% equity interest in Taicang Power Company and all of the assets and liabilities of Changxing Power Plant in 2002 and the acquisition of 55% equity interest in Qinbei Power Company, 60% equity interest in Yushe Power Company and all of the assets and liabilities of Xindian Power Plant in 2003. Under the acquisition method, the results of the acquired businesses are included in the results of operations of the Company and its subsidiaries from the date of the acquisition. The difference between the purchase consideration and the fair value of the underlying net assets acquired is treated as goodwill and amortized on a systematic basis to the income statement over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets.

      As the Company, Shidongkou First Power Plant, Taicang Power Company, Changxing Power Plant, Qinbei Power Company, Yushe Power Company, and Xindian Power Plant were under common control of Huaneng Group prior to the acquisitions, under US GAAP, the acquisitions are considered as a transfer of businesses under common control and the acquired assets and liabilities are accounted for at historical cost in a manner similar to pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest period presented, with financial data of previously separate entities combined. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisitions for US GAAP purposes. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

(f) Effect of acquisition of 30% additional equity interests in Shidongkou First Power Plant, 5% additional equity interests in Taicang Power Company and 44.16% equity interests in Huaiyin Power Company

      On 1st July, 2002, the Company acquired 44.16% equity interests of Huaiyin Power Company from Huaneng Group. In addition, the Company also acquired 30% equity interests of Shidongkou First Power Plant and 5% equity interests of Taicang Power Company from Huaneng Group on 31st December, 2002.

      Under PRC GAAP, the excess of the total cost of the acquisition over the book value of Taicang Power Company and Huaiyin Power Company is recorded as an "equity investment difference". Such equity investment difference is amortized on a straight-line basis over 10 years. As the Company has acquired all the equity interest in Shidongkou First Power Plant, the assets and liabilities of Shidongkou First Power Plant are recorded at their fair values.

      Under IFRS, upon the completion of the above acquisitions, the relevant equity interests of net assets of Shidongkou First Power Plant, Taicang Power Company and Huaiyin Power Company are recorded at fair value. The excess of the total cost of the acquisition over the fair value of the relevant portion of net assets of power plants acquired over the total cost of the acquisition is recorded as goodwill. Such goodwill is amortized on a systematic basis to income statement over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets. Under US GAAP, upon completion of the above acquisitions, Huaneng Group's proportionate share in the net assets of Shidongkou First Power Plant, Taicang Power Company and Huaiyin Power Company being sold to the Company was recorded at the historical carrying value. The excess of the total cost of acquisition over the net assets acquired was recorded as a reduction of capital contribution to the Company. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

(g)   Acquisition of Shandong Huaneng

      Huaneng Group is the controlling parent company of HIPDC, which in turn is the controlling parent of the Company. Huaneng Group used to be one of the substantial shareholders of Shandong Huaneng, holding 33.09% equity interest in it before the Company's acquisition of Shandong Huaneng ("Acquisition of Shandong Huaneng"). Under PRC GAAP and IFRS, upon the completion of the Acquisition of Shandong Huaneng, the entire net assets of Shandong Huaneng are recorded at fair value. The excess of the fair value of the entire net assets acquired over the total cost of the acquisition is recorded as negative goodwill. Under US GAAP, upon completion of the acquisition of Shandong Huaneng, Huaneng Group's proportionate share of 33.09% in the net assets of Shandong Huaneng being transferred to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as capital contribution to the Company. The book value of the remaining 66.91% of the net assets continues to be part of the recoverable rate base under the cost recovery formula of the tariff setting mechanism. Under US GAAP, the difference between these net asset values and the cash consideration was recorded as a reduction to the property, plant and equipment value of the respective power plants.

      As the amount of negative goodwill under IFRS is different from the amount of the reduction to property, plant and equipment under US GAAP due to the 33.09% portion of the net assets previously owned by Huaneng Group as described above and also that the negative goodwill under IFRS is recognized as income over the remaining weighted average useful life of the acquired depreciable or amortizable assets whereas, for US GAAP purpose, the property, plant and equipment, after the reduction described above, are depreciated over the respective assets' useful life, the net income under IFRS and US GAAP is different.

(h)   Reversal of Goodwill Amortization

      Under PRC GAAP and IFRS, goodwill are amortized using the straight-line method over its estimated useful life and recognized in the income statement as other operating expenses. Under US GAAP, in accordance with SFAS No.142 "Goodwill and Other Intangible Assets", goodwill is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances.

(i)   Deferred Tax Impact

      This represents deferred tax effect on the above GAAP differences where applicable.

The 2003 annual report of the Company and its subsidiaries containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange of Hong Kong Limited's website in due course.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                          ---------------------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     March 16, 2004